Exhibit 99.1

TSX:  JE
      JE.DB
NYSE:  JE

FOR IMMEDIATE RELEASE

PRESS RELEASE
JUST ENERGY GROUP INC. ANNOUNCES
NORMAL COURSE ISSUER BID – 6.0% CONVERTIBLE SUBORDINATED DEBENTURES DUE JUNE 30, 2017

TORONTO, ONTARIO - - March 13, 2014 - - Just Energy Group Inc. (“Just Energy”) (TSX, NYSE:  JE), announced today that it intends to renew its normal course issuer bid (“NCIB”) for its outstanding 6% convertible extendible unsecured subordinated debentures due June 30, 2017 (the “Debentures”) (TSX: JE.DB). All Debentures purchased under the NCIB will be cancelled. As of March 12, 2014 $330,000,000 principal amount of the Debentures were outstanding.

Under the NCIB, Just Energy may purchase the Debentures, representing 10% of the public float as at March 7th, 2014, up to the following limits:

	Limit on Purchases (Principal Amount)
	Total Limit (1)	Daily Limit (2)
6% $330 Million Debentures	$33,000,000	$105,465

Notes:

1.	Represents 10% of the public float.
2.	The ADTV for the 6% $330 Million Debenture is $421,861

Just Energy believes that the Debentures may trade in a range that may not fully reflect their value.  As a result, Just Energy believes that the purchase of the Debentures from time to time can be undertaken at prices that make the acquisition of such securities an appropriate use of Just Energy’s available funds.  In addition, purchases under the NCIB may increase the liquidity of the Debentures.  Just Energy did not make any purchases of Debentures under the previous NCIB as, while purchases would have been an appropriate use of Just Energy’s funds, Just Energy alternatively allocated funds to support other corporate purposes including customer growth.

Just Energy intends to commence the NCIB on March 17, 2014.  The NCIB will expire on March 16, 2015 or such earlier date as Just Energy completes its purchases pursuant to the NCIB.  All purchases made under the NCIB will be made through the facilities of the TSX or other Canadian marketplaces and in accordance with the rules of the TSX at market prices prevailing at the time of purchase.  The actual amount of Debentures that may be purchased under the NCIB is subject to, and cannot exceed the limits referred to above. The timing of such purchases will be determined by Just Energy.

Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves close to 2 million residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use.  Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services, Momentis and Tara Energy.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements including statements pertaining to the NCIB.  Factors that could cause actual results or events to differ materially from current expectations including, among other things, risks relating to global political uncertainties, unanticipated events impacting the working capital of the Company, changes in customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes and changes in securities markets. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange or the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Beth Summers, CPA, CA
Chief Financial Officer
Phone: (905) 795-4206

or

Michael Cummings
Investor Relations
FTI Consulting
(617) 897-1532
Michael.Cummings@FTIConsulting.com

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